

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

<u>Via E-mail</u>
Mr. Bok Wong
Chief Executive Officer
InZon Corporation
21st Floor, CMA Building No. 64
Connaught Road Central, Hong Kong

> **Re: InZon Corporation**
> **Form 8-K**
> **Filed May 2, 2013**
> **File No. 000-17345**

Dear Mr. Wong:

We issued comments on the above captioned filing on May 29, 2013. On July 9, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Justin Kisner, Attorney Advisor, at (202) 551-3788, or Kathleen Krebs, Special Counsel, at (202) 551-3257 if you have any questions.

> Sincerely,
>
> /s/ Kathleen Krebs, for
>
> Larry Spirgel
> Assistant Director

cc: <u>Via E-mail</u>
        Jeffrey M. Quick, Esq.
        Quick Law Group PC